Exhibit (d)(1)(7)

Benefits

[GRAPHIC APPEARS HERE]	Global Share Plan Award Statement

The following information describes the EDS Global Share Plan stock option grant awarded on July 25, 2000, to eligible employees. Employees eligible for subsequent grants will be subject to different terms and conditions. A copy of the prospectus is available at: https://infocentre.eds.com/people/benefits/global share/index.html or by contacting EDS Retirement & Investment Plans Administration at (972) 650-3005 or (8) 835-3005.

Grant Date:	July 25, 2000

Employee Award:	An option to purchase 100 shares of EDS Common Stock upon vesting

Exercise Price:	US $ 42.00 per share

Eligibility:	You are eligible to participate in the EDS Global Share Plan if you meet all of the following requirements:

	(1)	You were employed by an EDS, A.T. Kearney or another participating employer, on June 30, 2000, and on the grant date

	(2)	On June 30, 2000, you were a permanent, full-time employee, or were otherwise required to be eligible under local law

Vesting and Exercise of Options	Options vest and are exercisable on the earlier of:
	(1)	The first trading day after August 1, 2001 for active employees who are employed with a participating employer on the grant date through the exercise date

	(2)	The first trading day after your date of separation due to retirement, disability, death or if you are eligible for retirement on your date of separation. Vested options may not be exercised at any time during the six-month moratorium period beginning on the grant date

Expiration of Options:	Vested options expire, if unexercised, on the earlier of the following:

	(1)	The second anniversary of the vesting date, provided you are continuously employed by a participating employer

	(2)	By the close of the last trading day on the New York Stock Exchange within ninety (90) calendar days following the date of your separation of employment for reasons other than death, disability, retirement, or if you are not eligible for retirement upon separation

	(3)	The second anniversary of you separation from employment with a participating employer due to death, disability or retirement, or you were eligible for retirement at the time of your separation

This summary of certain terms of the EDS Global Share Plan does not purport to be complete and is qualified in its entirety by reference to the Plan document. The Plan document controls in cases of conflicting provisions or inconsistencies. Capitalized terms used herein are intended to have the same meaning as terms defined in the Plan.